                                                Filed pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-154414

PROSPECTUS SUPPLEMENT NO. 2 TO PROSPECTUS DATED NOVEMBER 10, 2008

                  Nontransferable Subscription Rights for up to
                         334,000 Shares of Common Stock

This Prospectus Supplement No. 2 (the "Prospectus  Supplement")  supplements our prospectus  dated  November  10, 2008 (the  "Prospectus"),  as  supplemented  by
Prospectus   Supplement  No.  1  dated  November  25,  2008,   relating  to  the
distribution  to our  stockholders  of  nontransferable  subscription  rights to purchase shares of our common stock at a cash  subscription  price of $18.00 per
share  (the  "Rights  Offering").   This  Prospectus   Supplement  provides  new
information regarding both the Company and the timeline for the Rights Offering.

Recent Events

On December 5, 2008, we issued and sold to the United  States  Department of the
Treasury  (the  "Treasury")  21,750  shares of preferred  stock (the  "Preferred
Shares"), along with a warrant (the "Warrant") to purchase 111,083 shares of the
Company's  common  stock  for  $29.37  per  share  for a  total  cash  price  of
$21,750,000 (the  "Transaction").  The Transaction  occurred pursuant to, and is governed by, the  Treasury's  Capital  Purchase  Program  (the "CPP"),  which is designed to attract broad  participation by healthy  institutions,  to stabilize the  financial  system,  and to  increase  lending  for the  benefit of the U.S.
economy.  Part of the proceeds received in the Transaction allowed us to pay off in full our loans with J.P.  Morgan Chase totaling  approximately  $17.5 million and the  remaining  proceeds  will be used  for  future  expansion  and  capital enhancement as needed at our  wholly-owned  bank,  Bank of Blue Valley,  and for general corporate purposes.

In connection  with the  Transaction,  we entered into a letter  agreement  (the
"Letter Agreement") with the Treasury which includes, as Exhibit A, a Securities
Purchase  Agreement  - Standard  Terms (the  "SPA").  The  designation,  powers, preferences and rights of the Preferred  Shares are set forth in the Certificate of Designation (the  "Designation").  Significant terms of the Letter Agreement, the Designation, the Warrant, and the SPA, include the following:

a.   The  Preferred  Shares carry a 5% per year  cumulative  preferred  dividend rate,  payable  quarterly.  The  dividend  rate  increases to 9% after five years.  Dividends  compound if they accrue and are not paid.  The Preferred
     Shares have a  liquidation  preference  of $1,000 per share,  plus  accrued unpaid dividends.

b.   The  Preferred  Shares  have  no  redemption  date  and the  holder  of the
     Preferred  Shares has no right to compel the  Company to purchase or redeem the Preferred Shares.  The holder may have certain  registration  rights to facilitate  a sale of the  Preferred  Shares  upon  written  request to the
     Company. If requested by the Treasury,  the Preferred Shares may need to be listed on a national securities exchange.

c.   During the first  three years  after the  Transaction,  the Company may not redeem the Preferred  Shares except in conjunction  with a qualified equity offering meeting certain requirements.  This Rights Offering is a qualified equity  offering.  After three years,  the Company may redeem the Preferred
     Shares for $1,000 per share, plus accrued unpaid dividends,  in whole or in part,  subject to the approval of the  Company's  primary  federal  banking regulator.

d.   During  the time that the  Preferred  Shares are  outstanding,  a number of restrictions apply to the Company, including, among others:

     1)   The  Preferred  Shares have a senior rank.  The Company is not free to issue other preferred stock that is senior to the Preferred Shares.

     2)   Until  the  third  anniversary  of the sale of the  Preferred  Shares, unless  the  Preferred  Shares  have  been  redeemed  in  whole or the
          Treasury has transferred all of them, the Company may not increase its common stock cash dividend or repurchase  common stock or other equity shares  (subject to certain  limited  exceptions)  without  Treasury's approval.

     3)   If the Company  were to pay a cash  dividend  in the future,  any such dividend would have to be  discontinued  if a Preferred Share dividend were  missed.  Thereafter,  dividends on common stock could be resumed only if all Preferred  Share  dividends in arrears were paid.  Similar restrictions apply to the Company's ability to repurchase common stock if Preferred Share dividends are missed.

     4)   Failure  to pay  the  Preferred  Share  dividend  is not an  event  of default.  However,  a failure  to pay a total of six  Preferred  Share dividends,  whether  or not  consecutive,  gives  the  holders  of the
          Preferred  Shares the right to elect two  directors  to the  Company's
          Board of Directors.  That right would  continue until the Company pays all dividends in arrears.

     5)   In conformity  with  requirements of the SPA and Section 111(b) of the
          Emergency  Economic  Stabilization  Act of 2008 (the "EESA"),  Bank of
          Blue  Valley,  the Company and each of its Senior  Executive  Officers agreed  to limit  certain  compensation,  bonus,  incentive  and other benefits plans, arrangements,  and policies with respect to the Senior
          Executive  Officers  during the period that the Treasury owns any debt or equity securities acquired in connection with the Transaction.  The
          applicable   Senior  Executive   Officers  have  entered  into  letter
          agreements  with the  Company  consenting  to the  foregoing  and have executed a waiver  voluntarily  waiving any claim against the Treasury or the  Company for any  changes to such  Senior  Executive  Officer's compensation  or benefits  that are  required  to comply with  Section
          111(b) of EESA.

e.   The Preferred  Shares  generally are  non-voting,  other than in connection with  proposals to issue  preferred  stock senior to the Preferred  Shares, certain merger transactions,  amendments to the rights of the holder of the
     Preferred   Shares,   and  other   than  in   connection   with  the  Board
     representation  rights  mentioned in d.4.  above,  or as required by Kansas law.

f.   The  Warrant is  exercisable  immediately  and  expires  in ten years.  The
     Warrant has anti-dilution protections and certain other protections for the holder, as well as potential  registration rights upon written request from the Treasury. If requested by the Treasury, the Warrant (and the underlying common stock) may need to be listed on a national securities exchange.  The
     Treasury  has agreed not to exercise  voting  rights with respect to common shares it may acquire upon  exercise of the  Warrant.  The number of common shares  covered by the  Warrant  may be reduced by up to 50% if the Company completes  an equity  offering  meeting  certain  requirements  (which  may include this Rights Offering) by December 31, 2009. If the Preferred Shares
     are  redeemed in whole,  the  Company has the right to purchase  any common shares held by the Treasury at their fair market value at that time.

The foregoing summary of the Letter Agreement,  SPA,  Designation and Warrant is
not  intended to be complete  and is  qualified  in its entirety by reference to such documents which are attached as Exhibits to the  Registration  Statement on
Form S-1 and are incorporated by reference herein.

Change in Rights Offering Expiration Date

To provide  our  stockholders  adequate  time to  consider  the  benefits of our participation  in the CPP, the expiration  date of the Rights  Offering has been extended.  The  revised  expiration  date for the Rights  Offering  is 5:00 p.m,

Eastern time on December  22, 2008.  Notwithstanding  the  foregoing,  as to all rights relating to restricted shares and shares held by participants in our ESPP program,  the expiration date for the Rights Offering is 5:00 p.m,  Eastern time on December 17, 2008.

Enclosed Election Form

If you wish to  participate in this Rights  Offering,  you will need to complete and return the enclosed  Election Form by the revised  expiration date described above.  You  must use the  enclosed  election  form and not the form  previously distributed.

(1)  IF YOU HAVE PREVIOUSLY  RETURNED YOUR RIGHTS  CERTIFICATE,  you need to (i)
     indicate  whether your  subscription  shall remain as previously made; (ii)
     indicate  whether your  subscription  should be withdrawn  and your payment refunded;  or (iii) indicate whether your subscription  should be modified, and, if so, in what amount.

-OR-

(2)  IF YOU HAVE NOT  PREVIOUSLY  RETURNED YOUR RIGHTS  CERTIFICATE  BUT WISH TO
     PARTICIPATE,  you need to (i) indicate  whether you fully subscribe and, if so, what dollar amount will be invested; and (ii) indicate whether you want to apply for additional shares pursuant to the oversubscription  privilege, and, if so, what dollar amount will be invested;  or (iii) indicate whether you are subscribing for an amount less than full  entitlement,  and, if so, what dollar amount will be invested.

PLEASE BE  ADVISED,  IF YOU HAVE  ALREADY  SENT IN YOUR RIGHTS  CERTIFICATE  AND
PAYMENT AND DO NOT COMPLETE THE ENCLOSED ELECTION FORM IN ACCORDANCE WITH CLAUSE
(1) ABOVE AND MAIL IT BACK TO THE  TRANSFER  AGENT,  YOUR  SUBSCRIPTION  WILL BE
REVOKED AND YOUR PAYMENT REFUNDED.

This Prospectus  Supplement  should be read in conjunction  with, and may not be utilized  without,  the Prospectus.  This Prospectus  Supplement is qualified by reference to the Prospectus.

Investing in our Common Stock involves a high degree of risk. See "Risk Factors"
beginning on page 21 of the  Prospectus.  The shares of our Common Stock offered are not deposits,  savings  accounts,  or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Neither  the  Securities  and  Exchange  Commission  nor  any  state  securities commission has approved or disapproved of these securities or determined if this
Prospectus   Supplement  or  the   Prospectus  is  truthful  or  complete.   Any
representation to the contrary is a criminal offense. This Prospectus Supplement and the Prospectus shall not constitute an offer to sell a security in any state unless  such  offer,  or any  resulting  sale,  is  exempt  from the  securities registration requirements of such state.

              This Prospectus Supplement is dated December 9, 2008

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